UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RVL Pharmaceuticals plc

File No. 333-227357 - CF#36385

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RVL Pharmaceuticals plc (formerly Osmotica Pharmaceuticals plc) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 14, 2018, as amended on October 1, 2018 and October 17, 2018.

Based on representations by RVL Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through May 10, 2028
Exhibit 10.19	through May 10, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office